SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

John Wiley & Sons, Inc.
(Name of Issuer)

Class A Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

968223206
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/    /  Rule 13d-1(b)
/ X /  Rule 13d-1(c)
/    /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of the Stock of the Issuer reported herein is 4,955 shares, which constitutes less than 0.1% of the 47,088,664 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 47,083,709 shares outstanding.

CUSIP No. 968223206

1.     Name of Reporting Person:

           The Bass Management Trust

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  -0-
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: 00-Trust

CUSIP No. 968223206

1.     Name of Reporting Person:

           820 Management Trust

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  -0-
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: 00-Trust

CUSIP No. 968223206

1.     Name of Reporting Person:

           Prime 66 Partners

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  -0-
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: PN

CUSIP No. 968223206

1.     Name of Reporting Person:

           John L. Marion, Jr.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States

                         5.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  -0-
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          4,955 (1)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): less than 0.1% (2)

12.     Type of Reporting Person: IN
--------------
(1)  Represents 4,955 shares of the Issuer's Class A Common Stock that may be acquired by Mr. Marion upon the exercise of director stock options.
(2)  Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 47,088,664.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated November 18, 2005, as amended by Amendment No. 1 dated February 13, 2006 (the "Schedule 13G"), relating to the Class A Common Stock, par value $1.00 per share (the "Stock"), of John Wiley & Sons, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.     Ownership.

(a) - (b)

Reporting Persons

BMT

BMT is not the beneficial owner of any shares of the Stock.

820

820 is not the beneficial owner of any shares of the Stock.

Prime

Prime is not the beneficial owner of any shares of the Stock.

Marion

Marion may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,955 shares of the Stock, which constitutes less than 0.1% of the 47,088,664 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

Controlling Persons

NLB

NLB is not the beneficial owner of any shares of the Stock.

PRB

PRB is not the beneficial owner of any shares of the Stock.

LMB

LMB is not the beneficial owner of any shares of the Stock.

RSB

RSB is not the beneficial owner of any shares of the Stock.

SRB Diversified

SRB Diversified is not the beneficial owner of any shares of the Stock.

SRB

SRB is not the beneficial owner of any shares of the Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

BMT

BMT has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

820

820 has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Prime

Prime has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Marion

Marion has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Controlling Persons

NLB

NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

PRB

PRB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

LMB

LMB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

RSB

RSB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

SRB Diversified

SRB Diversified has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

SRB

SRB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5.     Ownership of Five Percent or Less of a Class.

The Reporting Persons have ceased to be the beneficial owner of five percent or more of the outstanding shares of the Stock.

Item 10 is hereby restated in its entirety as follows:

Item 10.     Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:     February 12, 2007

 /s/ W. R. Cotham
 W. R. Cotham,
  Attorney-in-Fact for:

THE BASS MANAGEMENT TRUST (1)
820 MANAGEMENT TRUST (2)
JOHN L. MARION, JR. (3)

PRIME 66 PARTNERS, a Texas general partnership

By:  SRB Diversified Realty, Inc., managing general partner

     By:  /s/ Thomas W. White
            Thomas W. White, Vice President

(1)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of 820 Management Trust previously has been filed with the Securities and Exchange Commission.

(3)     A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of John L. Marion, Jr. previously has been filed with the Securities and Exchange Commission.